Exhibit (a)(2)

April 3, 2013

Dear Stockholder:

On March 20, 2013, Gregory Mark Shepard, or Shepard, commenced an unsolicited tender offer, or the Offer, to acquire up to 962,636 shares of Class B common stock, or the Class B Shares, for $30 per share in cash, of Donegal Group Inc., or DGI. The 962,636 Class B Shares represent approximately 17.3% of the outstanding Class B Shares of DGI. If you hold Class B Shares of DGI, you likely received tender offer materials that describe the Offer and list numerous conditions that Shepard established with respect to the consummation of the Offer.

Donegal Mutual Insurance Company, or Donegal Mutual, owns 4,217,039 Class B Shares, or 75.6% of our outstanding Class B Shares. Donegal Mutual’s ownership of our Class A common stock and our Class B Shares provides Donegal Mutual with more than a majority of the aggregate voting power of our outstanding common stock, which it has held since our formation in 1986.

Donegal Mutual and our insurance subsidiaries have conducted business together as the Donegal Insurance Group since 1986, while retaining their separate legal and corporate existences. As such, Donegal Mutual and our insurance subsidiaries share the same business philosophies, the same management, the same employees and the same facilities and offer the same types of insurance products. We believe Donegal Mutual’s majority interest in the combined voting power of our Class A common stock and of our Class B common stock fosters our ability to implement our business philosophies, maintain superior employee relations and provide a stable environment within which we can grow our businesses.

Our Board of Directors has thoroughly evaluated and assessed the conditions to the Offer that Shepard established, together with the assistance of a report and recommendations submitted to our Board of Directors by a special committee of our five directors independent of Donegal Mutual and advised by independent legal counsel. Based upon its evaluation and assessment of the conditions to the Offer, including the federal and state regulatory approvals Shepard must obtain before he can legally consummate his Offer, our Board of Directors unanimously determined that his Offer is illusory because Shepard will not be able to attain the conditions to the Offer before the April 19, 2013 expiration date or within a reasonable period of time after the expiration date. Our Board of Directors determined that the conditions cannot be met for the following reasons:

•

The Offer requires the tender of a minimum of 925,000 Class B Shares. This minimum amount would require the tender of Class B Shares owned by officers and directors of DGI who have stated their intentions not to tender their shares.

•

The Offer requires the appointment of three persons Shepard selects as new directors of DGI and the appointment of three persons Shepard selects as new directors of Donegal Mutual without increasing the size of either board. The Boards of Directors of Donegal Mutual and DGI have determined that the appointment of directors Shepard selects would not be in the best interests of the respective companies.

•

The Offer is subject to Shepard’s receipt of regulatory approvals from a number of banking and insurance regulators. Our Board of Directors has determined that the regulatory approvals Shepard must obtain in order to consummate the Offer cannot be obtained prior to the Offer’s expiration date or within a reasonable period of time after the Offer’s expiration date.

Our Board of Directors, therefore, urges you to REJECT the Offer and NOT TENDER your shares for purchase pursuant to the Offer.

The Offer represents the continuation of a strategy Shepard has attempted to employ over the past several years to force us to consider a merger or sale. Our Board of Directors has opposed Shepard’s strategy for several reasons:

•	We believe we have a solid long-term business strategy to grow profitably and effectively compete with national property and casualty insurance companies.

•

Our current corporate structure, with Donegal Mutual as our controlling stockholder, has proven its effectiveness and success over the past 27 years of our existence. Over that time period, the Donegal Insurance Group has grown significantly in terms of premium revenue and financial strength, and the Donegal Insurance Group has developed an excellent reputation as a group of regional property and casualty insurers.

We enclose the Schedule 14D-9 that we filed with the Securities and Exchange Commission today. The Schedule 14D-9 contains a complete discussion of the significant factors that resulted in the recommendation of our Board of Directors that you should not tender your Class B Shares.

For the reasons described in this letter and in our Schedule 14D-9, our Board of Directors unanimously recommends that you REJECT Shepard’s Offer and NOT TENDER your Class B Shares pursuant to the Offer. If you have already tendered your Class B Shares, you have the right to withdraw your tender and have your Class B Shares returned to you. Please contact our information agent, MacKenzie Partners, Inc., toll-free at (800) 322-2885 for assistance in withdrawing your tender.

We urge you to read the Schedule 14D-9 in its entirety so that you can review in detail the reasons for the recommendation of our Board of Directors. If you have any questions concerning the Schedule 14D-9 or need copies of DGI’s publicly-filed materials, please contact Jeffrey D. Miller, our Senior Vice President and Chief Financial Officer, at our principal executive offices at 1195 River Road, P.O. Box 302, Marietta, PA 17547, or by e-mail addressed to jeffmiller@donegalgroup.inc.

We have the utmost regard for you, our stockholders, and we respect your valuable time. In the opinion of our Board of Directors and the Special Committee, Shepard’s offer is illusory and the numerous conditions cannot be satisfied prior to the expiration date or within a reasonable period of time after the expiration date. Our Board of Directors, for the reasons detailed in the enclosed Schedule 14D-9, urges you to REJECT the Offer and NOT TENDER your Class B Shares.

Sincerely,

Donald H. Nikolaus

President